Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of July 1, 2021, by and among Fertitta Entertainment Inc., a Texas corporation (“Florida”), FAST Acquisition Corp., a Delaware corporation (“SPAC”), FAST Merger Corp., a Texas corporation and direct, wholly owned subsidiary of SPAC (“SPAC Newco”), and FAST Merger Sub Inc., a Texas corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub” and, together with Florida, SPAC and SPAC Newco, the “Parties”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 1, 2021, pursuant to which, among other things, Merger Sub will merge with and into Florida, with Florida surviving such merger as a wholly owned subsidiary of SPAC Newco (the “Merger”), on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, Section 10.06 of the Merger Agreement provides that the Merger Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing signed by the Parties and which makes reference to the Merger Agreement; and

WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. Amendments. As of the date first written above, the Merger Agreement is hereby amended as follows:

(a) The following definitions will be added to Section 1.01 of the Merger Agreement:

“Additional Georgia Shares Value” means an amount equal to the product of (a) the number of Georgia Shares held by any Florida Entity at the time of calculation in excess of 31,494,175 Georgia Shares (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, the issuance of shares to any Florida Entity in connection with interest payments paid on any Indebtedness of Georgia, or any other similar event between the date of this Agreement and the Closing), multiplied by (b) the Georgia Reference Price.

“Initial Execution Date” means February 1, 2021.

(b) The definition of “Aggregate Closing Date Transaction Value” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Aggregate Closing Date Transaction Value” means an amount equal to (a) $3,840,000,000 plus (b) Target Net Indebtedness, less (c) Closing Net Indebtedness, plus (d) Georgia Closing Amount, plus (e) Additional Georgia Shares Value less (f) Georgia Reference Amount.

(c) The definition of “Closing Cash” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Closing Cash” means the aggregate amount of all cash, cash equivalents, marketable securities and short-term investments (i) held by or on behalf of the Florida Entities as of the Effective Time, including (a) all cash on hand or otherwise in the possession of the Florida Entities as of the Effective Time, (b) money, currency or a credit balance in a deposit account at a financial institution, net of uncleared checks outstanding, plus processed credit card transactions for cash not yet received, (c) amounts held in escrow or earnest money deposits, and (d) checks, drafts and other similar instruments in transit that have been received by, but not deposited into the bank accounts of, the Florida Entities, or (ii) paid by any of the Florida Entities to any Person (other than another Florida Entity) between the Initial Execution Date and the Closing (x) in connection with the acquisition of any business, real property interest or other asset or assets or under any equity or other funding agreement or (y) as a premium, prepayment fee, or other penalty, fee, payment, cost or expense incurred in connection with the repayment or refinancing of any Indebtedness of the Florida Entities, including interest payments paid on any Indebtedness incurred in connection with such repayment or refinancing.

(d) The definition of “Closing Indebtedness” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Closing Indebtedness” means all Indebtedness of the Florida Entities as of the Effective Time, provided, however, that the calculation of Closing Indebtedness as of such time shall exclude (i) the Indebtedness set forth or described on Section 1.01(a) of the Florida Disclosure Letter, (ii) the amount of any assumed Indebtedness, seller financing or other Indebtedness used or incurred by the Florida Entities between the Initial Effective Date and the Closing in connection with the acquisition of any business, real property interest or other asset or assets and (iii) any premiums, prepayment fees, or other penalties, fees, costs or expenses incurred between the Initial Execution Date and the Closing in connection with the repayment or refinancing of any Indebtedness of the Florida Entities.

(e) The definition of “Georgia Closing Amount” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Georgia Closing Amount” means an amount equal to the product of (a) the Georgia Closing Price, multiplied by (b) 31,494,175 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, the issuance of shares to any Florida Entity in connection with interest payments paid on any Indebtedness of Georgia, or any other similar event between the date of this Agreement and the Closing).

(f) The definition of “Georgia Reference Amount” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Georgia Reference Amount” means an amount equal to the product of (a) the Georgia Reference Price, multiplied by (b) 31,494,175 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, the issuance of shares to any Florida Entity in connection with interest payments paid on any Indebtedness of Georgia, or any other similar event between the date of this Agreement and the Closing).

(g) The definition of “Georgia Reference Price” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Georgia Reference Price” means $13.00.

(h) Section 3.01(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

(b) Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of SPAC, SPAC Newco, Merger Sub, Florida or the holders of Florida Common Stock, all shares of Florida Common Stock issued and outstanding immediately prior to the Effective Time (all such shares of Florida Common Stock collectively, the “Shares”) shall be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Consideration Calculation, and each holder of certificates or book-entry shares which immediately prior to the Effective Time represented such Shares shall thereafter cease to have any rights with respect thereto except the right to receive the Merger Consideration, in each case to be issued or paid, without interest, in consideration therefor as provided in the Merger Consideration Calculation. Prior to the Closing, the Florida Stockholder shall deliver to SPAC a duly completed and executed letter of transmittal, in form and substance reasonably acceptable to each of Florida and SPAC, and, if applicable, one or more certificates representing the shares of Florida Common Stock owned by the Florida Stockholder. Notwithstanding the foregoing, in no event shall the modification of the Merger Consideration or the effects of the adjustments set forth in Section 3.04 result in the holders of Florida Common Stock immediately prior to the Effective Time holding less than 50.1% of the outstanding SPAC Common Stock following the Effective Time after giving effect to the Transactions and the Split-Off.

(i) Section 4.19(f) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

(f) To the Knowledge of Florida, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions or the Split-Off from qualifying for the Intended Tax Treatment.

(j) Section 5.14(h) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

(h) To the Knowledge of SPAC and SPAC Newco, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions or the Split-Off from qualifying for the Intended Tax Treatment.

(k) Section 6.01(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

(a) Except as set forth on Section 6.01 of the Florida Disclosure Letter, as expressly contemplated by this Agreement or the Ancillary Agreements, as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), from the date of this Agreement and until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.01 (the “Interim Period”), Florida shall, and shall cause the Florida Subsidiaries to, (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Florida Entities, and maintain the existing relations and goodwill of the Florida Entities with customers, suppliers, joint venture partners, distributors and creditors of the Florida Entities, (iii) use commercially reasonable efforts to keep available the services of their present officers, (iv) use commercially reasonable efforts to maintain all insurance policies of the Florida Entities or substitutes therefor and (v) enter into an agreement to acquire, by merger or otherwise, up to 100 percent of all of the outstanding equity/membership interests in Top Shelf Holdings, LLC (a/k/a Catch Hospitality Group) and all subsidiaries (“Top Shelf”), including Catch Fertitta, LLC’s membership interest in Top Shelf, with the understanding that Catch Fertitta, LLC’s membership interest in Top Shelf is a SpinCo Asset and such interest in Top Shelf will be acquired/reacquired by Florida or a Florida Entity as part of such agreement; provided, that, in the case of each of the preceding clauses (i)-(iv), during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, Florida may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary (A) to protect the health and safety of Florida’s and the Florida Subsidiaries’ employees and other individuals having business dealings with Florida or the Florida Subsidiaries or (B) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, including, but not limited to any reasonable actions and omissions taken as a result of COVID-19 and the COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to the coronavirus (COVID-19) pandemic shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that Florida or any of the Florida Subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable.

(l) Section 9.01(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

(a) by either SPAC or Florida, if the Closing shall not have occurred by December 1, 2021 (the “Termination Date”) by giving written notice of such extension to the other party; provided, further, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement or the Separation Agreement shall have been the primary cause of the failure of the Closing to occur on or prior to such date;

(m) The Florida Disclosure Letter is hereby amended and restated in its entirety in the form attached as Exhibit A hereto.

(n)  In order to provide for the consummation of the Split-Off, (i) the form of SPAC Newco A&R Charter attached as Exhibit H shall be revised to permit a special distribution of 100% of the shares of SplitCo (as defined in the Split-Off Agreement) to the holders of SPAC Newco Class B Common Stock following the Effective Time (the “SplitCo Special Distribution”) and (ii) the form of Split-Off Agreement attached as Exhibit J shall be revised to provide that the Split-Off shall be effected pursuant to the SplitCo Special Distribution.

2. Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment; provided, that for the avoidance of doubt, each reference in Article IV (Representations and Warranties of Florida) of the Merger Agreement to the phrase “the date of this Agreement” or “the date hereof” shall refer to the date of this Amendment, other than such reference in Section 4.19(b) of the Merger Agreement, which shall continue to refer to the Initial Execution Date.

3. Full Force and Effect. Except as expressly amended hereby, each term, provision, exhibit and schedule of the Merger Agreement is hereby ratified and confirmed and remains in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the parties hereto.

4. Counterparts. This Amendment may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing this Agreement (or on whose behalf this Agreement is executed) with the same force and effect as if such signature page were an original thereof.

5. Governing Law; Waiver of Jury Trial. This Amendment, and all acts and claims or causes of action based upon, arising out of, or related to this Amendment or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Texas, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

6. Additional Miscellaneous Terms. The provisions of Article X (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first above written.

FERTITTA ENTERTAINMENT, INC.

/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first above written.

FAST ACQUISITION CORP.

/s/ Sandy Beall
Name:	Sandy Beall
Title:	Chief Executive Officer

FAST MERGER CORP.

/s/ Sandy Beall
Name:	Sandy Beall
Title:	President

FAST MERGER SUB INC.

/s/ Sandy Beall
Name:	Sandy Beall
Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

EXHIBIT A

Florida Disclosure Letter

[Intentionally Omitted]